

November 5, 2010

Gary C. Beilman
President and Chief Executive Officer
Dimeco, Inc.
820 Church Street
Honesdale, Pennsylvania 18431

      Re: Dimeco, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 0-49639

Dear Mr. Beilman:

We have reviewed your response letter dated July 22, 2010 and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will file an amendment. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, page 26

Related Party Transactions, page 11 of proxy statement on Schedule 14A

1. We note your response that all three executive officers received lowered interest rates on mortgage loans during 2009 in accordance with company policy for employees. Please amend your Form 10-K to disclose these loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698, with any questions.

Sincerely,

Mark Webb
Legal Branch Chief